SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                             (Amendment No. ___)*

                   Under the Securities Exchange Act of 1934

                           OYO GEOSPACE CORPORATION
 ..............................................................................
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
 ..............................................................................
                        (Title of Class of Securities)

                                  671074 10 2
 ..............................................................................
                                (CUSIP Number)

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------               ---------------------------------
CUSIP NO. 671074 10 2                13 G                 Page 2  of 6  Pages
--------------------------------               ---------------------------------

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1              NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               OYO Corporation USA
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)

                                                                         (b)
------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION

               Texas
-------------------------------------------------------------------------------
     NUMBER OF      5      SOLE VOTING POWER
       SHARES              2,850,000 shares
    BENEFICIALLY    ------------------------------------------------------------
       OWNED        6      SHARED VOTING POWER
      BY EACH              0 shares
     REPORTING      ------------------------------------------------------------
        WITH        7      SOLE DISPOSITIVE POWER
      PERSON               2,850,000 shares
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           0 shares
-------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,850,000 shares
-------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [ ]
-------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               52.6%
-------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
*     See instructions.

--------------------------------               ---------------------------------
CUSIP NO. 671074 10 2                13 G                 Page 3 of 6  Pages
--------------------------------               ---------------------------------

-------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               OYO Corporation
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)

                                                                         (b)
------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
-------------------------------------------------------------------------------
     NUMBER OF      5      SOLE VOTING POWER
       SHARES              2,850,000 shares
    BENEFICIALLY    ------------------------------------------------------------
       OWNED        6      SHARED VOTING POWER
      BY EACH              0 shares
     REPORTING      ------------------------------------------------------------
        WITH        7      SOLE DISPOSITIVE POWER
      PERSON               2,850,000 shares
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           0 shares
-------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,850,000 shares
-------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [ ]
-------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               52.6%
-------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

               CO
-------------------------------------------------------------------------------
*     See instructions.

--------------------------------               ---------------------------------
CUSIP NO. 671074 10 2                13 G                 Page 4 of 6  Pages
--------------------------------               ---------------------------------

-------------------------------------------------------------------------------
1              NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Satoru Ohya
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)

                                                                         (b)
------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION

               Japan
-------------------------------------------------------------------------------
     NUMBER OF      5      SOLE VOTING POWER
       SHARES              2,850,000 shares
    BENEFICIALLY    ------------------------------------------------------------
       OWNED        6      SHARED VOTING POWER
      BY EACH              0 shares
     REPORTING      ------------------------------------------------------------
        WITH        7      SOLE DISPOSITIVE POWER
      PERSON               2,850,000 shares
                    ------------------------------------------------------------
                    8      SHARED DISPOSITIVE POWER
                           0 shares
-------------------------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,850,000 shares
-------------------------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [ ]
-------------------------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               52.6%
-------------------------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------
*     See instructions.

Item 1. (a) NAME OF ISSUER:  OYO Geospace Corporation

        (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            7334 N. Gessner
            Houston, Texas 77040

Item 2. (a) NAMES OF PERSONS FILING:   OYO Corporation U.S.A.
                                       OYO Corporation
                                       Mr. Satoru Ohya

        (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                        OYO Corporation U.S.A.:
                        7334 N. Gessner
                        Houston, Texas 77040

                        Oyo Corporation
                        Ichigaya Building
                        2-6 Kudan-kita 4-chome
                        Chiyoda-ku, Tokyo 102
                        Japan

                        Satoru Ohya
                        Oyo Corporation
                        Ichigaya Building
                        2-6 Kudan-kita 4-chome
                        Chiyoda-ku, Tokyo 102
                        Japan


        (c) CITIZENSHIP:

                  OYO Corporation U.S.A.: Texas
                  OYO Corporation and Satoru Ohya: Japan

        (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.01 par value

        (e)   CUSIP #:  671074 10 2

Item 3. Not Applicable.

Item 4. (a) AMOUNT BENEFICIALLY OWNED:  2,850,000 shares

        (b) PERCENT OF CLASS:   52.6%

        (c)   (i)   SOLE VOTING POWER:  2,850,000 shares
              (ii)  SHARED VOTING POWER:  0 shares
              (iii) SOLE DISPOSITIVE POWER:  2,850,000 shares
              (iv)  SHARED DISPOSITIVE POWER:  0 shares

Item 5. Not Applicable.

Item 6. All of the securities reported on this Schedule are held directly by OYO Corporation U.S.A. OYO Corporation U.S.A. is a wholly-owned subsidiary of OYO Corporation. Mr. Satoru Ohya is the President of OYO Corporation and owns approximately 311,300 ordinary shares of OYO Corporation. Mr. Ohya disclaims beneficial ownership of the securities reported on this Schedule, and the filing of this Schedule shall not be construed as an admission that Mr. Ohya is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any of the securities reported on this Schedule.

                              Page 5 of 6 pages

Item 7. See Item 6 and the attached Exhibit A.

Item 8. See Item 6 and the attached Exhibit A.

Item 9. Not Applicable.

Item 10. Not Applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 1998

                                    OYO Corporation U.S.A.

                                    by /s/ERNEST M. HALL, JR.
                                          Ernest M. Hall, Jr., President


                                    OYO Corporation

                                    by /s/ ERNEST M. HALL, JR.
                                           Ernest M. Hall, Jr., duly authorized
                                           person


                                    Satoru Ohya

                                    by /s/ ERNEST M. HALL, JR.
                                           Ernest M. Hall, Jr., duly authorized
                                           person

                              Page 6 of 6 pages

                                                                     Exhibit A

                                OYO Corporation
                               Ichigaya Building
                            2-6 Kudan-kita 4-chome
                             Chiyoda-ku, Tokyo 102
                                     Japan


                               February 12, 1998


Ernest M. Hall, Jr.
Oyo Corporation U.S.A.
7334 N. Gessner Road
Houston, TX 77040
U.S.A.


Dear Mr. Hall:

       This is to confirm our mutual understanding that OYO Corporation U.S.A. will file with the United States Securities and Exchange Commission all statements on Schedule 13G that are required to be filed by OYO Corporation or Satoru Ohya pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 with respect to any securities held directly by OYO Corporation U.S.A. Please acknowledge your confirmation of this understanding by signing below and returning a copy of this letter to the undersigned.


                              Sincerely,

                              /s/ SATORU OHYA
                              Satoru Ohya,
                              Individually and as
                              President, OYO Corporation


ACKNOWLEDGED:


/s/ ERNEST M. HALL, JR.
Ernest M. Hall, Jr.,
President, OYO Corporation U.S.A.